November 6, 2009
Kathryn McHale
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Cash Access Holdings, Inc.; File No. 001-32622; Comment Letter dated July 1, 2009
Dear Ms. McHale:
We, Global Cash Access Holdings, Inc. (the “Company”), hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 1, 2009. This letter supplements our initial response letter dated July 16, 2009 and provides certain disclosures that the Company will be including in its Form 10-Q for the quarter ended September 30, 2009 or in future filings as discussed below. Specifically, these disclosures relate to Comments 1, 2, 4, 5, 6 and 7 set forth in your letter of July 1, 2009. For your convenience, we have set forth the original text of the Staff’s comments from your letter of July 1, 2009 in bold and italicized typed below for which the Company is providing such disclosures.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business
General
1.	We note your risk factor disclosure on page 15 that your five largest customers accounted for approximately 34% of your revenue and your largest customer accounted for 16.2% of your revenue in 2008. Please include a discussion regarding customer concentration in the business section of future filings. Please tell us the name of any customers accounting for more than 10% of your revenues and include this information in future filings. In addition, it appears from your risk factor disclosure that certain of the contracts with your largest customers may be material contracts. However, it does not appear that any of these contracts have been filed as exhibits to the Form 10-K. Please direct us to the location of these agreements or amend to include these agreements as exhibits in accordance with Item 601 of Regulation S-K.

Proposed Disclosure: The Company intends to include the following disclosure as an additional paragraph in the Company’s Business section of its Form 10-K for the year ended December 31, 2009 in substantially the following form:
Customers
Our customers consist almost entirely of domestic and international gaming establishments. We have more than 1100 gaming establishment customers, including:
•	traditional land based casinos,

•	gaming establishments that operate on Native American land, riverboats and cruise ships,

•	restaurants and bars with gaming operations; and

•	pari-mutuel wagering facilities and card rooms.
In general, most of our customers procure multiple products and services from us such as cash access services, ATM services and other products and services offered by us. In certain limited circumstances, we provide our products and services to non-gaming establishments such as gas stations and check cashing businesses but the revenue generated from these operations is not material to our operations, and we do not actively market or target non-gaming establishment customers.
Our five largest customers accounted for approximately  _____  % and  _____  % of our total revenue in 2008 and 2009, respectively, and our largest customer, Harrah’s Entertainment, Inc. accounted for approximately  _____  % and  _____  % of our total revenue in 2008 and 2009, respectively. No other single customer accounted for more than 10% of our total revenue in 2008 and 2009, respectively.
2.	We note that you are in the process of obtaining licenses in certain jurisdictions. In light of this disclosure, please disclose to the staff, and include in future filings, a table which identifies the geographic distribution of your business and notes the jurisdictions in which you have not received final approval of your license. In jurisdictions where you have not received a license but have a material presence, please include disclosure regarding the status of such license and a risk factor, if appropriate, regarding loss of business for that jurisdiction.
Proposed Disclosure: The Company plans to include the following disclosure as a new paragraph at the end of the “Gaming Regulation” subsection of the Company’s Business section of its Form 10-K for the year ended December 31, 2009 in substantially the following form:

The following table provides an overview of our licensing status in jurisdictions located within the United States together with the percentage of total U.S.-based revenue derived in each such jurisdiction (inclusive of revenue derived from Native American gaming establishments):
TABLE OF GEOGRAPHIC CONCENTRATION AND LICENSING STATUS

		GAMING LICENSE
	REVENUE	REQUIRED
STATE	%	(YES/NO)	STATUS	COMMENT
Arizona	[ ]%	Yes	Licensed	(1)
California	[ ]%	Yes	Application filed; license pending
Connecticut	[ ]%	No	NA	(2)
Florida	[ ]%	No	NA	(2)
Illinois	[ ]%	No	NA	(2)
Indiana	[ ]%	No	NA	(2)
Louisiana	[ ]%	Yes	Exempt license status	(3)
Michigan	[ ]%	Yes	Exempt license status	(3)
Mississippi	[ ]%	No	NA	(2)
Nevada	[ ]%	No	NA	(2)
New Jersey	[ ]%	Yes	Application filed; license pending
Pennsylvania	[ ]%	Yes	Application filed; license pending
US Virgin Islands	[ ]%	Yes	Application in process
Wisconsin	[ ]%	Yes	Application filed; license pending
All Other	[ ]%	No	NA	(2)(4)
(1)	The Arizona Department of Gaming (“ADOG”) issued us an extensive notice in which it primarily alleged that between 1999 and 2002 the executives and management of the Company, including Cucinotta and Maskatiya, engaged in the deliberate underpayment of interchange fees to the Visa network. Notwithstanding that in 2002, we paid a fine to Visa as full and final settlement of this matter, ADOG expressed concerns regarding the underlying circumstances. Other issues were additionally alleged by ADOG, including whether certain executives and management, including Cucinotta and Maskatiya, provided complete and accurate information to gaming regulators. None of the executives or management of the Company engaged in these alleged activities is currently involved in the business, operations or affairs of the Company. On November 3, 2009, the Company and ADOG reached an agreement in principle under which ADOG and the Company agreed to settle and compromise all claims set forth in the notice described above. ADOG has agreed to issue a renewal of state certification to the Company subject to the completion and execution of a definitive settlement agreement between the Company and ADOG.

(2)	In certain jurisdictions in which gaming is undertaken by tribal gaming authorities pursuant to compacts between such tribal gaming authority and the federal and state governments, we may be required to obtain a license, approval or waiver from such tribal gaming authority in order to provide services to such tribal casino. The regulations governing such licensure, approval or waiver are distinct and separate from any licensure, approval or waiver that may be required by any state authority.

(3)	In certain jurisdictions, the applicable gaming regulations provide that entities which meet certain qualifications are exempt from obtaining otherwise required licensure. Such qualifications include, but are not limited to, such entity being currently licensed in another enumerated jurisdiction or the shares of stock of such entity being publicly traded on a recognized exchange.

(4)	All other represents the aggregation of all jurisdictions in the United States that individually represent less than 3% of our revenue and in which we are not required to hold a license to operate.
Our failure to maintain any existing gaming licenses, permits or authorizations and/or our failure to obtain any new or pending gaming licenses, permits or authorizations could have a material adverse effect on our business.
Company’s Additional Response: The Company, at this time, believes that its current risk factor beginning at page 25 of its Form 10-K for the year ended December 31, 2008 (regarding being subject to extensive gaming regulation) sufficiently addresses the risk of the Company’s loss or denial of any current or pending gaming license but will review the sufficiency of this risk factor in future filings to determine if circumstances and events regarding the status of our current and pending gaming licenses change materially.

Item 1A. Risk Factors
Our indebtedness could materially adversely affect our operations and financial results..., page 16
4.	In future filings, please elaborate on “covenants that limit [your] ability to engage in activities that [you] believe to be in [your] long-term best interests” that you reference.
Disclosure: The Company has updated this risk factor to address the Staff’s concerns and will be including this updated risk factor in the Company’s Form 10-Q for the quarter ended September 30, 2009. The full text of this updated risk factor is set forth below:
Our indebtedness could materially adversely affect our operations and financial results and prevent us from obtaining additional financing, if necessary.
As of September 30, 2009, we had total indebtedness of $250 million in principal amount (of which $152.8 million consisted of senior subordinated notes and $97.3 million consisted of senior secured debt). Our substantial indebtedness could have important consequences. For example, it:
•	makes it more difficult for us to satisfy our obligations with respect to either our senior secured debt or our senior subordinated notes, which, if we fail to do, could result in the acceleration of all of our debt;

•	increases our vulnerability to general adverse economic and industry conditions;

•	may require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes;

•	limits our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restricts our ability to pay dividends or repurchase our common stock;

•	places us at a competitive disadvantage compared to our competitors that have less debt;

•	restricts our ability to acquire businesses or technologies that would benefit our business;

•	restricts our ability to engage in transactions with affiliates or create liens or guarantees; and

•	limits, along with the financial and other restrictive covenants in our other indebtedness, among other things, our ability to borrow additional funds

In addition, our senior secured credit facilities and the indenture for the senior subordinated notes contain restrictive and financial covenants that may limit our ability to engage in activities that we may believe to be in our long-term best interests. Specifically, our senior secured credit facilities and the indenture for the senior subordinated notes contain affirmative and negative covenants customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments, acquisitions and dispositions, and the payment of dividends and other restricted payments. In addition, our senior secured credit facilities and the indenture for the senior subordinated notes contain certain financial covenants. Our senior secured credit facilities include financial covenants requiring us to have a maximum total leverage ratio of less than 3.0 to 1.0 (as calculated under our senior secured credit facilities) at any time on or after March 31, 2009 and to have a fixed charge coverage ratio of not less than 1.75 to 1.0 for any period of four consecutive quarters beginning with the quarter ended March 31, 2008 (as calculated under our senior secured credit facilities). The indenture for the senior subordinated notes has a financial covenant requiring us to have a fixed charge coverage ratio of at least 2.0 to 1.0 as calculated under the indenture. Our failure to comply with these covenants could result in an event of default, which if not cured or waived, could result in the acceleration of all of our debt under our senior credit facilities and the senior subordinated notes.
Our senior secured debt currently bears interest at a rate that is based on LIBOR, and is adjusted periodically to reflect changes in LIBOR. We are therefore exposed to the risk of increased interest expense in the event of any increase in LIBOR.
The loss our sponsorship in to the Visa U.S.A., Visa International and Mastercard associations would have a material adverse effect on our business, page 19
5.	Please explain to the staff and include in future filings:
•	what percentage of your business relies on transactions with this association and the impact of losing this association;

•	what steps you have taken to find an alternate sponsor and an estimate of the costs involved; and

•	how difficult it is to obtain sponsorship and why you view failure to obtain it as a material risk.
Disclosure: The Company has updated this risk factor to address the Staff’s concerns and will be including this updated risk factor in the Company’s Form 10-Q for the quarter ended September 30, 2009. The full text of this updated risk factor is set forth below:
The provision of our cash advance and ATM services are dependent upon our continued sponsorship into the Visa and MasterCard card associations, and the suspension or termination of our sponsorship would result in a material adverse effect on our business.

We process virtually all of our cash advance and ATM service transactions through the Visa and MasterCard card associations both domestically and internationally, and virtually all of the revenue that we derive from our cash advance and ATM services is dependent upon our continued sponsorship into the Visa and MasterCard associations. We cannot provide these services without sponsorship into the Visa and MasterCard associations by a member financial institution.
In the United States, BAMS is our sponsor into the Visa U.S.A. and MasterCard associations. BAMS has agreed to sponsor us into the card associations at no cost to us through September 2010, subject to First Data’s continued indemnification of BAMS for any losses it may suffer as a result of such sponsorship. First Data has the right to terminate its indemnification obligations prior to September 2010 in the event that we breach indemnification obligations that we owe to First Data, in the event that we incur chargebacks in excess of specified levels, in the event that we are fined in excess of specified amounts for violating card associations’ operating rules, or in the event that we amend the sponsorship agreement without First Data’s consent.
If BAMS terminates or suspends our sponsorship agreement because First Data has terminated its indemnification obligations as described above, or because we are otherwise in breach of the sponsorship agreement, we would need to obtain sponsorship into the card associations through another member of the card associations that is capable of supporting our transaction volume. In addition, BAMS may elect not to renew our sponsorship agreement or renew it on less favorable terms to us. Although we maintain business relationships with a large number of national and international financial institutions that could potentially act as a replacement sponsor in the United States at a cost that would not be material to us, we may not be able to obtain an alternate sponsorship arrangement on terms as favorable to us as our BAMS sponsorship agreement, or at all. Our failure to maintain our current sponsorship or secure alternate sponsorship arrangements into the Visa and MasterCard Card associations in the United States would have a material adverse affect on our business.
Similarly, we cannot provide cash access services involving VISA cards and MasterCard cards outside of the United States without a processing agreement with or sponsorship into the Visa International and MasterCard card associations by a bank in each foreign jurisdiction in which we conduct cash access transactions. We are currently a party to processing agreements or sponsored into these card associations by foreign banks in each of the foreign jurisdictions in which we conduct cash access transactions. In the event that any foreign bank that currently is a party to such processing agreement or sponsors us into these card associations terminates such processing agreement or its sponsorship of us, we would need to obtain a processing agreement or sponsorship into the card associations through another foreign bank that is capable of supporting our transaction volume in the relevant jurisdiction. We may not be able to obtain alternate sponsorship or processing arrangements in any region on terms as favorable to us as the terms of our current sponsorship by or processing arrangements with foreign banks, or at all.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
ATM Funding Agreements, page 58
6.	Please revise future filings and tell us why you believe that cash usage fees should be characterized as interest expense and reported outside of your cost of revenues. Please specifically address how you concluded this was appropriate in light of the fact that you do not actually own the cash, do not report the cash as an asset, or report a related liability on your balance sheet.
Disclosure: The Company has revised its disclosure regarding ATM Funding Agreements in Note 3 of its consolidated financial statements to address the Staff’s concerns and will be including this revised disclosure in the Company’s Form 10-Q for the quarter ended September 30, 2009. The text of such revised disclosure is set forth below:
The Company considered a number of factors in concluding the appropriate characterization of fees assessed the Company in connection with the utilization of cash under the Bank of America ATM Funding Agreement. The terms and conditions of this agreement clearly designate Bank of America as the owner of the cash used for ATM funding, thereby precluding the Company from recognizing either the cash obtained as an asset or the resulting obligation as a liability on the balance sheet. However, there are a number of characteristics of the Bank of America ATM Funding Agreement that led the Company to conclude the fees paid are similar to interest costs and therefore properly categorized as interest expense in the Company’s Statement of Operations as opposed to cost of revenue including the following:
•	the Bank of America ATM Funding Agreement operates in a fashion similar to a revolving line of credit in that amounts are drawn and repaid on a daily basis,

•	the resource being procured by the Company under the terms of the Bank of America ATM Funding Agreement is a financial resource and in the absence of such an arrangement, the Company would be required to obtain sufficient alternative financing either on balance sheet or off balance sheet in order to meet its financial obligations,

•	the fees of the Bank of America ATM Funding Agreement are assessed on the outstanding balance during the applicable period and include a base rate which is tied to LIBOR and a spread, similar to a credit spread, of 25 basis points, and

•	the fees incurred by the Company under the Bank of America ATM Funding Agreement are a function of both the prevailing rate of LIBOR as dictated by the capital markets and the average outstanding balance during the applicable period as previously noted. The fees do not vary with revenue or any other underlying driver of revenue such as transaction count or dollars processed as is the case with all costs classified as cost of revenue such as interchange expense, and processing fees.
Other Intangible Assets, page 60
7.	Please revise future filings to disclose the reason for the material increase in computer software intangibles during 2008, particularly in light of the fact that you did not record significant computer software intangibles in connection with the acquisitions completed during 2008.
Proposed Disclosure: The Company intends to add the following disclosure to Note 2 of its consolidated financial statements contained in the Company’s Form 10-K for the year ended December 31, 2009 under the “Other Intangible Assets” paragraph in substantially the following form:
The increase in computer software from 2007 to 2008 is primarily attributable to computer software acquired in connection with our acquisition of Cash Systems, Inc. and Certegy Gaming Services, Inc., net of accumulated amortization.
With respect to the foregoing disclosures, the Company will review and revise such disclosures accordingly in future filings if circumstances and events change materially.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding this response to the undersigned.
Sincerely,
/s/ Scott Betts
Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
(702) 855-3020